Mail Stop 3561

May 12, 2010

Harold S. Edwards, President
Limoneira Company
1141 Cummings Road
Santa Paula, CA 93060

   RE: **Limoneira Company**
         Amendment No. 3 to Registration Statement on Form 10
         Filed May 4, 2010
         File No. 0-53885

Dear Mr. Edwards:

   We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Grants of Plan-Based Awards in Fiscal Year 2009, page 51

1. We repeat the first sentence of comment two of our April 29, 2010 letter. For example, for Mr. Delmatoff, each of his three grants – two plan grants, one cash and one equity, plus the restricted share grant - should be reported on a separate line in the table. Please revise or explain.

Directors Compensation Table, page 53

2. With regard to comment three of our April 29, 2010 letter, the grants table should report all grants whether or not the awards were actually earned by the named executive officer. The first sentence of the second paragraph says, "Mr. Edwards is eligible to receive an annual discretionary cash-based incentive bonus as determined by our compensation committee." This disclosure appears to indicate that a grant was made, even though no incentive compensation was paid. Please revise or explain.

Closing Comments

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       Please contact Janice McGuirk, examiner, at (202) 551-3395 or the undersigned at (202) 551- 3790 with any questions.

       Sincerely,

       John Reynolds,
       Assistant Director

cc: via fax (805) 525-8211